Exhibit 3.18

FIRST AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

BEAUMONT REHAB ASSOCIATES LIMITED PARTNERSHIP

THE PARTNERSHIP INTERESTS IN BEAUMONT REHAB ASSOCIATES LIMITED PARTNERSHIP HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR UNDER ANY APPLICABLE STATE SECURITIES LAW, AND MAY NOT BE TRANSFERRED, ASSIGNED OR OTHERWISE DISPOSED OF EXCEPT IN COMPLIANCE WITH ALL APPLICABLE SECURITIES LAWS. THE INTERESTS ARE ALSO SUBJECT TO SUBSTANTIAL RESTRICTIONS ON THEIR TRANSFER UNDER THIS AGREEMENT OF LIMITED PARTNERSHIP.

i

Section 12.11	Governing Law	36
Section 12.12	No Third Party Beneficiary	36
Section 12.13	Limited Power of Attorney	36
Section 12.14	Estoppels	36
Section 12.15	References to Agreement	36
Section 12.16	Reliance on Authority of Person Signing Agreement	37

FIRST AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

BEAUMONT REHAB ASSOCIATES LIMITED PARTNERSHIP

THIS FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP (“Agreement”) is made and entered into as of March 28, 1991 by and among Southeast Texas Rehabilitation Hospital Inc., a Texas corporation (hereinafter referred to as “STRH” or the “General Partner”), and Beaumont Rehab Hospital Investors, Inc., a Texas corporation (the “S Corp”).

The Partnership commenced existence on March 20, 1991 by the filing of its Certificate of Limited Partnership with the Secretary of State of the State of Delaware, with the General Partner as its general partner and CMS Development and Management Company, Inc., a Delaware corporation (the “Withdrawing Limited Partner”), as its sole Limited Partner, serving solely as the placeholder for subsequent Limited Partners. The Partners now desire that the Withdrawing Limited Partner withdraw from the Partnership, that the S Corp. be admitted as a Limited Partner, and that the Partnership’s Agreement of Limited Partnership be amended and restated in its entirety as provided herein.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, in consideration of the mutual agreements set forth in this Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

THE PARTNERSHIP

Section 1.1 Organization. The parties hereby organize, create, and form a limited partnership (the “Partnership”) pursuant to the Act for the limited purposes and upon the terms and conditions set forth herein. Name. The name of the Partnership shall be Beaumont Rehab Associates Limited Partnership. All business of the Partnership shall be conducted in such name and such other assumed, trade, or fictitious names as the General Partner shall from time to time determine.

Section 1.3 Place of Business. The principal office of the Partnership shall be located at 3340 Plaza 10 Boulevard, Beaumont, Texas 77707. The Partnership may also maintain such additional offices or such other principal office as the General Partner may determine from time to time.

Section 1.2 Name. The name of the Partnership shall be Beaumont Rehab Associates Limited Partnership. All business of the Partnership shall be conducted in such name and such other assumed, trade, or fictitious names as the General Partner shall from time to time determine.

Section 1.4 Purpose. The purpose of the Partnership shall be to develop, lease and/or own, and operate a rehabilitation hospital in Beaumont, Texas (“the Hospital”), and to engage in all activities and business incidental or related thereto. The purpose of this Agreement is to provide an opportunity for the Partners to share in accordance with their Percentage Interests in the profits and losses of the operation of the Hospital during the term of the initial lease of the Hospital and any extension thereof, if any, for up to five (5) years of the extended term, but not to permit any Partner other than the General Partner to have any right or interest in or to the operations of the Hospital, or the proceeds thereof, after the earlier to occur of the termination of the initial lease of the Hospital (as extended for up to five (5) years) or the Termination Date (as defined below).

Section 1.5 Term. The Partnership commenced existence upon its filing of a Certificate of Limited Partnership on March 20, 1991 and shall dissolve at 11:59 p.m. on the first business day after the fifteenth anniversary of the commencement of the initial lease of the Hospital (the “Termination Date”) unless the Partnership is sooner dissolved pursuant to law or any provision of this Agreement.

Section 1.6 Powers of the Partnership. The Partnership shall have and exercise all powers now or hereafter permitted by the laws of the State of Delaware to be exercised by limited partnerships formed under the laws of that state, and to do any and all things not prohibited by law in furtherance of the business of the Partnership as fully as natural persons might or could do.

Without limiting the foregoing, the powers of the Partnership shall include the power to: sue and be sued in all courts and participate in all proceedings; hold, purchase, receive, lease or otherwise acquire, own, improve, employ, use and deal in and with real or personal property or any interest therein; sell, convey, lease, exchange, transfer or otherwise dispose of or mortgage or pledge all or any of its property and assets, or any interest therein; wind up and dissolve itself as provided in this Agreement; enter into any contract (including any contracts of guarantee and suretyship with respect to the obligations of the Partnership or of third parties), agreement, undertaking, arrangement, or any joint venture, partnership or association of any kind; incur liabilities, borrow or lend money, issue notes, bonds and other obligations and secure any of its obligations by mortgage, pledge or other encumbrance of all or any of its property, franchises and income; issue additional securities of any type, including interests, rights, options, or warrants; lend money, invest and re-invest its funds, and take, hold and deal with real and personal property as security for the payment of funds so loaned or invested; hire any and all persons as employees, agents, independent contractors, consultants, or otherwise; provide insurance for its benefit on the life of any of its Partners or their partners, officers, directors or employees; guarantee, purchase, take, receive, subscribe for or otherwise acquire, own, hold, use or otherwise employ securities or interests in any Entity; and to take or cause to be taken all actions and to perform all functions necessary and appropriate to conduct the business of the Partnership.

Section 1.7 Fiscal Year. The fiscal year (“Fiscal Year”) of the Partnership shall be the calendar year commencing on July 1 of each year and ending on June 30 of the succeeding year, or such other fiscal year as may be required by the Internal Revenue Code of 1986, as amended from time to time or any successor thereto. As used in this Agreement, a Fiscal Year shall include any partial Fiscal Year at the beginning and end of the Partnership term.

Section 1.8 No Payments of Individual Obligations. The Partners shall use the Partnership’s credit and assets solely for the benefit of the Partnership. No asset of the Partnership shall be transferred or encumbered for or in payment of any individual obligation of a Partner, except as provided herein (including, without limitation, as provided in Section 2.9).

Section 1.9 Title to Property; Certain Rights of General Partner.

(a) All real and personal property owned by the Partnership shall be owned by the Partnership as an Entity, and, insofar as permitted by applicable law, no Partner shall have either any ownership interest in such property in his or its individual name or right, except as set forth in Section 1.9(b) below, or the right to have any such property partitioned. Each Partner’s interest in the Partnership shall be personal property for all purposes.

(b) (i) Any rights arising under any lease of the Hospital to the Partnership to acquire the Hospital by purchase, whether by the exercise of an option or a right of first refusal, shall be personal to the General Partner, even if not so denominated in such lease. Any such right shall be exercisable by the General Partner in its sole discretion and solely for its own account, and by executing this Agreement, each Partner consents to the exercise by the General Partner of the rights granted to it in this Section. No other Partner shall have any claim to exercise such right, or after its exercise, to participate in the profits or operations of the Hospital, except as set forth in Section 1.9(b)(ii) below. The Partnership will execute such assignments of any rights that it purportedly may have to effect a purchase of the Hospital under any lease as the General Partner may reasonably request to give effect to the provisions of this Section.

(ii) Should the General Partner elect to consummate a purchase of the Hospital which would cause it to own the Hospital prior to the expiration of the then current term of a lease of the Hospital, it shall either (aa) do so through an Affiliate which shall continue to lease the Hospital to the Partnership until the termination of such lease term without increase in rent and otherwise on substantially the same terms and conditions as those of the then current lease, or, (bb) with the consent of the holders of a majority in interest of the Partnership Interests not held by the General Partner or its Affiliates, enter into such other arrangements regarding the participation of the Partners in the profits and losses of the operation of the Hospital as can be reasonably expected to make available to the Partners the economic benefits and subject the Partners to the economic detriments that they would have received or been subject to had the lease remained in effect until the termination of the current lease term. The rights of the General Partner under this Section 1.9(b) may be assigned to any Person or Entity; provided that such Person or Entity shall also assume the obligations of the General Partner under this Section 1.9(b)(ii).

(iii) Nothing contained in Section 1.9(b)(ii) above shall, or shall be construed to, impose any obligation upon the General Partner, any of its Affiliates, or any of their respective successors or assigns to the Partnership or any Partner in respect of any acquisition of the Hospital that is entered into or agreed to prior to a termination of a lease of the Hospital, but closed at or after such termination.

Section 1.10 Limitation on Liability of Partners. Except as otherwise required under the Act or applicable law and except with respect to obligations arising under Sections 2.1, 2.2, 2.3, 2.4, 2.6, or 3.4 hereof or any obligations to the Partnership expressly incurred in writing, no Partner or director, officer, shareholder, partner or employee of any Partner shall have personal liability for the payment of any sums owing by such Partner to the Partnership or any other Partner under the terms of this Agreement, or for the performance of any other covenant or agreement of such Partner contained herein; rather, the Partnership and each other Partner shall look solely to the Partnership Interest of such Partner, or to such other specific remedies as may be provided for herein, for satisfaction each and every such payment and obligation.

Section 1.11 Conflicts of Interest and Transactions with Affiliates.

(a) Except as otherwise provided in Section 6.8 below, any Partner and any Affiliate of any Partner may Conduct any business or activity whatsoever without any accountability to the Partnership or any Partner even if such business or activity competes with the business of the Partnership. This Agreement shall not give the Partnership or any Partner any interest in, or right to, any such business or activity or any proceeds thereof.

(b) The Partnership may enter into any arrangement, contract, agreement, or enter into any other business venture with any of the other Partners or any of their Affiliates that is permitted under the Act, including without limitation, the borrowing of money, provided that the terms of such transaction are determined in good faith by the General Partner to be fair to the Partnership. Each Partner understands and acknowledges that the conduct of the business of the Partnership will involve business dealings with such other businesses or undertakings of the Partners and their Affiliates.

(c) The Partnership is expressly authorized to enter into a management contract with an Affiliate of the General Partner substantially in the form of Exhibit B hereto (the “Management Contract”).

Section 1.12 Statutory Compliance.

(a) The Partnership shall exist under and be governed by, and this Agreement shall be construed in accordance with, the applicable laws of the State of Delaware.

(b) On March 20, 1991 the General Partner executed and filed with the Secretary of State of the State of Delaware the Partnership’s Certificate of Limited Partnership and an application for registration as a foreign limited partnership with the Secretary of State of the State of Texas. The General Partner shall execute and file in the appropriate records any other documents, certificates or instruments required, necessary, or appropriate in connection with the formation of, and conduct of business by, the Partnership.

Section 1.13 Exhibit and Glossary. The Exhibits, if any, and the Glossary attached hereto are hereby incorporated herein and made a part hereof for all purposes, and references herein thereto shall be deemed to include this reference and incorporation.

ARTICLE II

CAPITAL

Section 2.1 Initial Capital Contributions.

(a) The General Partner shall initially contribute $160,000 to the Partnership in respect of its General Partnership Interest and $472,000 in respect of its Limited Partnership Interest, and S Corp. shall initially contribute $168,000 to the Partnership in respect of its

Limited Partnership Interest (the “Initial Capital Contributions”). These Initial Capital Contributions shall be made on or before the date on which the operations of the Hospital commence, or at such earlier or later time or times as the General Partner may require.

(b) All Initial Capital Contributions shall be made in cash, except that the General Partner may contribute, in lieu of cash, property or services of the types reflected on the preliminary pre-opening budget for the Partnership, that is attached hereto as Exhibit A, which it has provided to the Partnership (or obtained for the Partnership from Affiliates or third parties) in connection with the preparation for the opening and operations of the Hospital and the Partnership, including without limitation, services performed in connection with the obtaining of licenses, permits, or authorizations related to the business of the Partnership, the recruitment of medical staff and administrative personnel, and the development of accounting and other record keeping functions for the Hospital and the Partnership. For the purposes of determining the General Partner’s Initial Capital Contribution and Percentage Interest such property or services contributed by it to the Partnership shall be valued at their fair market value as determined in the reasonable discretion of the General Partner, or, in the case of services rendered by persons that are not Affiliates of the General Partner, at their invoiced value.

Section 2.2 Mandate Additional Capital Contributions and Loans. The General Partner shall have the right to require each Partner to make Additional Capital Contributions or loans to the Partnership as provided in this Section 2.2; provided, however, that the aggregate of the Mandatory Additional Capital Contributions (as defined below) and Mandatory Limited Partner Loans (as defined below) that the S Corp. may be required to contribute or make shall not exceed the product of $22,000 multiplied by the S Corp’s initial Percentage Interest; and further, provided, that the General Partner will not make any call for Mandatory Additional Capital Contributions or Mandatory Partner Loans from the S Corp before the first annual anniversary of the execution of this Agreement without the consent of the S Corp.

(a) Mandatory Additional Capital Contributions. Upon the request of the General Partner in accordance with Section 2.2(c) below (a “Capital Call”), each Partner shall contribute to the capital of the Partnership an amount equal to the product of such Partner’s then Percentage Interest multiplied by the aggregate amount of the Capital Call (a “Mandatory Additional Capital Contribution”).

(b) Mandatory Loans by Partners. Upon the request of the General Partner in accordance with Section 2.2(c) below (a “Loan Call”), each Partner shall make a loan to the Partnership (a “Mandatory Partner Loan”) in an amount equal to such Partner’s then Percentage Interest multiplied by the aggregate amount of the Loan Call. Any such Mandatory Partner Loan shall be evidenced by the promissory note of the Partner making the loan in form acceptable to the General Partner. Each Mandatory Partner Loan shall bear interest at a rate (the “Pre-Determined Rate”) equal to the applicable federal rate as defined in Section 1274(d)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) or at such greater rate as the General Partner may determine and shall be amortized in level payments on a schedule of not more than ten (10) years unless otherwise agreed to by the Partner making the loan.

(c) Procedure for Calls for Mandatory Additional Capital Contributions and Mandatory Partner Loans. All calls for the making of Mandatory Additional Capital Contributions or Mandatory Partner Loans (i) shall be in writing, (ii) shall be given to each Partner, (iii) shall state the aggregate amount of funds needed by the Partnership, the amount of each Partner’s additional contribution or loan, and (iv) shall be signed by the General Partner. Each Partner’s Mandatory Additional Capital Contribution shall be due, and each Partner’s Mandatory Partner Loan shall be made, within twenty (20) days after the date that notice of the call is given to the Partners.

Section 2.3 No Third Party Beneficiaries. The right of the Partnership to require contributions of additional capital or the making of loans to the Partnership under Section 2.2 does not confer any rights or benefits to or upon any Person who is not a party to this Agreement.

Section 2.4 Optional Additional Capital Contributions and Loans. Subject to the requirements of Section 2.6 below, the General Partner may solicit and accept further Additional Capital Contributions or loans from the Partners on any basis or terms that it determines to be appropriate. (Any additional contributions to the capital of the Partnership made by any Partner pursuant to such a request shall be hereinafter referred to as an “Optional Additional Capital Contribution”, and any loans made by any Partner pursuant to such a request shall hereinafter be referred to as “Optional Partner Loans.”) (Together, Initial Capital Contributions, Mandatory Additional Capital Contributions, and Optional Additional Capital Contributions are hereinafter referred to as “Capital Contributions,” and Mandatory and Optional Partner Loans are hereinafter referred to as “Partner Loans.”)

Section 2.5 Issuance of Additional Partnership Interests. Subject to the requirements of Section 2.6 below, the Partnership may issue additional Partnership Interests, rights, options, or warrants exercisable for or convertible into Partnership Interests, or any other equity “securities” of any type whatsoever. Any such Partnership Interests, rights, options, warrants, or securities may be issued for cash, property, services, or such other type, form, and amount of consideration as the General Partner may determine to be appropriate. The term “securities” as used herein and in Section 2.6 below shall not include debt securities or evidences of indebtedness issued in respect of borrowings by the Partnership from third party commercial lenders, the General Partner or its Affiliates.

Section 2.6 Preemptive Rights of Partners. If the General Partner elects to solicit any Optional Additional Capital Contributions or to solicit from other Partners (other than the general Partner or Affiliates of the General Partner) any Optional Partner Loans pursuant to Section 2.4, or causes the Partnership to issue and sell any additional “securities” pursuant to Section 2.5, the General Partner shall give notice of the aggregate amount of the Optional Additional Capital Contributions or Optional Partner Loans that is being solicited, or securities offered, as the case may be, to each Partner stating the aggregate amount of Optional Additional Capital Contributions, Optional Partner Loans, or securities offered, as the case may be, and, in the case of Optional Additional Partner Loans or offered securities, the type and terms of such loans or securities. Each Partner shall have the right to contribute to the capital of the Partnership, to make an Optional Partner Loan, or to purchase the offered securities (on the same terms and conditions as each other Partner or Person), pro rata in accordance with his or its then Percentage Interest by giving written notice to the General Partner of his or its election to do so within ten (10) business days after receipt of the notice required by the preceding sentence. Any such Optional Additional Capital Contribution or Optional Partner Loan shall be due (or required to be made in full) within thirty (30) days after the date of the General Partner’s notice. In the case of a purchase of securities, all amounts payable in respect of such securities shall be due and payable at the closing for such purchase.

Section 2.7 Capital Contributions and Loans Generally. Except as provided in Sections 2.1, 2.2, 2.8, and 3.4 hereof or to the extent that a Partner agrees to make an Additional Capital Contribution or to purchase securities from the Partnership, (a) no Partner shall be required to contribute any capital to the Partnership or to restore any deficit in its or his Capital Account; (b) no Partner may withdraw any part of its or his capital from the Partnership; (c) no Partner shall be required to make any loans to the Partnership; (d) loans by a Partner to the Partnership shall not be considered a contribution of capital (except upon the conversion of loans pursuant to Section 2.8(e)), shall not increase the Capital Account of the lending Partner, and shall not result in the adjustment of any Partner’s Percentage Interest in the Partnership and the repayment of such loans by the Partnership or decrease the Capital Account of the Partner making the loans; (e) no interest shall be paid on any capital contributed to the Partnership by any Partner; and (f) under any circumstances requiring a return of all or any portion of a Capital Contribution, no Partner shall have the right to receive property other than cash. Any non-cash contribution to the capital of the Partnership shall be valued at its fair market value as determined in the reasonable judgment of the General Partner. Without limiting the General Partner’s discretion to make such valuation, the Partners agree that the valuation given to any non-cash contribution (other than the non-cash portion, if any, of the General Partner’s Initial Capital Contribution, which shall be treated as provided in Section 2.2(b)) by an independent appraiser reasonably acceptable to the General Partner and a majority in interest of the Partners other than the General Partner and its Affiliates or, in the case of services or property obtained from Persons who are not Affiliates of the General Partner, the cost as invoiced of such services or property, shall be conclusively deemed a reasonable fair value and the use of such valuation by the General Partner a reasonable exercise of his discretion.

Section 2.8 Default in Making Contributions or Loans. If any Partner (a “Defaulting Partner”) shall fail to timely make any Capital Contribution or Partner Loan provided for in Section 2.1, 2.2, 2.4, 2.5, 2.6, 2.8 or any other contribution such Partner has agreed to make to the Partnership in full within ten (10) days after such additional contribution or loan is due or required to be made, then the General Partner may, in its sole discretion, exercise any or all of the following remedies:

(a) Institute a proceeding to compel the Defaulting Partner to make its or his contribution or loan.

(b) Set-off against any distributions to the Defaulting Partner the amount of the contribution or loan due or to be made to the Partnership by the Defaulting Partner.

(c) (i) Borrow on behalf of the Partnership from a lender other than the Defaulting Partner the amount of the additional amount due or required to be loaned to the Partnership by the Defaulting Partner, in which case the Defaulting Partner shall be liable to the Partnership for the amount of such borrowing, plus all expenses incurred by the Partnership in connection with any such borrowing, including interest on the funds borrowed and attorneys’ fees.

(ii) If such borrowed amounts are not paid by the Defaulting Partner within ninety (90) days after receipt by the Partnership of such borrowed amounts from the third party lender, the non-Defaulting Partners may, at any time thereafter in their sole discretion, assume liability for or make payment in full to the lender of such borrowed amount, whereupon the capital accounts of the non-Defaulting Partners assuming such liability or making such payment shall be credited with the borrowed amount, and the non-Defaulting Partners’ Partnership Interest shall be increased and the Defaulting Partner’s Partnership Interest shall be decreased in accordance with Section 3.1(c).

(d) Lend the Partnership an amount equal to the Defaulting Partner’s Additional Capital Contribution or Partner Loan, in which case the Defaulting Partner shall be liable to the Partnership and the Partnership shall be liable to the non-Defaulting Partners for the amount of such borrowing, plus all expenses incurred by the Partnership in connection with any such borrowing, including interest on the funds borrowed and attorneys’ fees. If the amounts loaned by the non-Defaulting Partners are not paid by the Defaulting Partner within ninety (90) days after receipt of such loaned amounts by the Partnership, each non-Defaulting Partner may, at any time thereafter and in his or its sole discretion, convert such loan and expenses to a Capital Contribution by such non-Defaulting Partner, whereupon the Defaulting Partner shall have no further obligation to the Partnership or the non-Defaulting Partners to pay such amounts, and the capital account of the non-Defaulting Partner shall be credited with such amounts, and the non-Defaulting Partner’s Partnership Interest shall be increased and the Defaulting Partner’s Partnership Interest shall be decreased in accordance with Section 3.1(c).

(e) Purchase the Partnership Interest of the Defaulting Partner in the Partnership for a purchase price equal to the product of such Defaulting Partner’s Percentage Interest multiplied by the net book value of the Partnership’s tangible assets and thereby terminate the Defaulting Partner’s interest in the Partnership while continuing the business of the Partnership. The closing of any purchase hereunder shall occur thirty (30) days after the non-Defaulting Partner has notified the Defaulting Partner of its election to purchase the Defaulting Partner’s Partnership Interest or at such other time as the Partners may agree.

(f) Dissolve and liquidate the Partnership as provided in this Agreement in such event.

(g) The choice of actions to be taken in respect of a Defaulting Partner shall be made by the General Partner in its sole discretion. If the General Partner elects to make any loan or Capital Contribution to the Partnership pursuant to Sections 2.8(c)(ii) or 2.8(d) it shall give notice thereof to each non-Defaulting Partner stating the aggregate amount of the loan or Capital Contribution to be made. Each Non-Defaulting Partner shall have the right to participate in the making of any loans or Capital Contributions pursuant to Sections 2.8(c)(ii) or 2.8(d) pro rata in accordance with his or its then Percentage Interest. Any non-Defaulting Partner may exercise such right by giving notice to the General Partner within three days of its receipt of the notice required by the second preceding sentence. Such Additional Capital Contributions or Partner Loans shall be due as specified in the General Partner’s notice. Each Non-Defaulting Partner who makes a loan pursuant to Section 2.8(c)(ii) may exercise his or its remedies pursuant to Section 2.8(e) in his or its sole discretion and without regard to the choice of remedies selected by any other non-Defaulting Partner.

Section 2.9 Third Party Loans. Without limiting the grant of power to the General Partner that is made in Section 6.1, the parties hereto agree that the General Partner shall have specifically the right and all power and authority, at its sole discretion, to arrange for loans to the Partnership from third parties for working capital and such other purposes as the General partner may determine to be necessary or reasonably incidental to the business of the Partnership. Such third party loans may be provided directly by lenders to the Partnership or indirectly through Affiliates of the General Partner (including, without limitation, by Continental Medical Systems, Inc. (“CMS”) through credit facilities maintained by it from time to time), and may be secured by such mortgages, pledges, assignments or other encumbrances of the Partnership’s assets or by contracts of guaranty or suretyship as may be required by the lenders thereof, including, in the case of any loan made through a credit facility maintained by CMS guaranties of the obligations of CMS to its lender. Each Partner agrees to pledge, at the request of the General Partner, its or his interest in the Partnership as security for the repayment of any loans made to the Partnership on such terms and conditions as may be required by the principal lender to the Partnership, or in the case of a loan made to the Partnership through CMS, the principal lender to CMS, and in connection therewith to execute such pledge agreements, registrations of pledges, financing and continuation statements and such other documents requested by the General Partner as may be required to evidence and record any such pledge. To the extent required by the principal lender to CMS or the Partnership, each Partner will subordinate in all respects any Partner loans to loans from such lender whether made directly by such Lender or indirectly through CMS and/or the General Partner.

Section 2.10 Prepayment of Loans.

At its sole discretion, the General Partner may cause the Partnership to prepay any loans to the Partnership; provided that Partner Loans are prepaid pro rata. A loan made through a credit facility maintained by CMS shall not, in any case, be deemed a Partner Loan for the purposes of this Section 2.10.

ARTICLE III

CAPITAL ACCOUNTS

Section 3.1 Percentage Interests.

(a) The respective fractional interest (the “Percentage Interest”) of each Partner in Partnership profits from time to time shall be the percentage that each Partner’s aggregate Capital Contributions to the Partnership bears to the aggregate Capital Contributions of all Partners to the Partnership at the applicable time of determination.

(b) Upon contribution of the Initial Capital Contributions to the Partnership in accordance with Section 2.1, the initial Percentage Interests of the Partners shall be as follows:

(i) STRH, on account of its General Partnership Interest, twenty percent (20%);

(ii) STRH, on account of its Limited Partnership Interest, fifty-nine percent (59%); and

(iii) S Corp, on account of its Limited Partnership Interest, twenty-one percent (21%).

(c) If a non-Defaulting Partner elects to convert to Capital Contributions any loans made to fund a Defaulting Partner’s Additional Capital Contribution amount, the Percentage Interests of the Partners shall be changed so as to be in proportion to the aggregate Capital Contributions made by each Partner.

(d) Each Partner’s Percentage Interest shall constitute its interest in Partnership profits for purposes of determining such Partner’s share of nonrecourse liabilities of the Partnership under Temp. Treas. Reg. §1.752-1T(e)(3)(ii)(C).

Section 3.2 Establishment and Maintenance of Capital Accounts.

(a) General Rule. A capital account (“Capital Account”) shall be established for each Partner in the amount of such Partner’s Initial Capital Contribution. Each Partner’s capital account shall be determined and maintained in accordance with the rules of Treasury Regulation (“Treas. Reg.”) §1.704-1(b)(2)(iv). Pursuant to those rules, a Partner’s capital account shall be increased by:

(i) the amount of any additional capital contributed by such Partner to the Partnership;

(ii) the fair market value, on the date of contribution, of property (other than money) contributed by such Partner to the Partnership (net of liabilities secured by such contributed property that the Partnership either assumes or to which it takes subject); and

(iii) allocations of Partnership income and gain (or items thereof), including income and gain exempt from tax; and shall be decreased by:

(iv) the amount of money distributed to such Partner by the Partnership (except as payments of principal and interest on any loans);

(v) except as provided in Section 10.5(b), the fair market value of property (other than money) distributed to such Partner by the Partnership net of liabilities secured by such distributed property that the Partner assumes or subject to which it takes the property);

(vi) such Partner’s allocable share of expenditures of the Partnership not deductible in computing its taxable income and not properly capitalized for Federal income tax purposes; and

(vii) allocations of Partnership loss and deduction (or items thereof), but excluding items described in (vi) above.

(b) Transferees. Subject to Section 8.9, the Capital Account of any transferee Partner who has acquired the entire interest of a former Partner in the Partnership shall be the same as the Capital Account of the Partner from whom the transferee Partner acquired its interest.

Section 3.3 Distribution Upon Liquidation in Accordance with Capital Accounts. Upon liquidation of the Partnership, liquidating distributions shall in all cases be made in accordance with the positive Capital Account balances of the Partners, as determined after taking into account all Capital Account adjustments for the Partnership taxable year during which such liquidation occurs (other than those made pursuant to this Section), by the end of such taxable year or, if later, within ninety (90) days after the date of such liquidation, except as permitted by Treas. Reg. §1.704-1(b)(2)(ii)(b).

Section 3.4 Restoration of Deficit Capital Account Balances. Each Partner s all be required to restore any deficit in his or its Capital Account within thirty (30) days after receiving notice thereof from the General Partner. This provision of this Agreement shall not give any Person not a party to this Agreement the right to bring any action or claim against the General Partner or any other Partner to require that any deficit in any Capital Account be restored.

ARTICLE IV

DISTRIBUTIONS

Section 4.1 Cash Flow Distributions.

(a) Except as provided in Article Ten, within one hundred twenty (120) days after the last day of each Fiscal Year of the Partnership, the General Partner shall distribute the Cash Flow, if positive, of the Partnership for the preceding Fiscal Year to the Partners in accordance with their respective Percentage Interests in the Partnership. The Partners understand and agree that it is the General Partner’s present intention, although it is not obligated to do so, to repay all borrowings by the Partnership from Persons other than Partners before making any distributions.

(b) For purposes of this Agreement, “Cash Flow” for any time period means the amount of all cash receipts of the Partnership derived from all sources (including releases from reserves) other than from capital contributions and from proceeds of liquidation of Partnership assets under Article Ten, less (i) all cash expenditures of the Partnership during such period, including without limitation expenditures for accounting and legal fees, principal and interest payments due and currently payable in respect of loans made or arranged by the General Partner, including Partner Loans, any prepayments of any loans to the Partnership, payments to third party payors, payments of any amounts owing to Partners, lease payments, management fees paid to the General Partner or any Affiliate of the General Partner, taxes and other assessments, all governmental and quasi-governmental charges payable by the Partnership, and expenses incurred by or on behalf of the Partnership, and (ii) the amount, if any, which the General Partner determines in its business judgment is necessary or appropriate for working capital or other reserves for cash expenses and contingencies.

(c) If, for any fiscal year, the Partnership incurs income for federal income tax purposes without distributable Cash Flow, General Partner will, to the extent that it is reasonably able to do so, borrow money from third party lenders or its Affiliates in order to make distributions to the Partners sufficient to allow them to make payments of federal income taxes in respect of such income at the highest then prevailing federal marginal rate of individual taxation. Any loans made by the General Partner to the Partnership in order to fund such distributions shall bear interest at the General Partner’s then current cost of borrowing. Any other loans made in respect of such distributions shall bear interest at the then applicable rate charged by the appropriate lender.

Section 4.2 In-Kind Distributions. If, at the discretion of the General Partner, any assets of the Partnership are distributed to the Partners in kind, such assets shall be valued on the basis of the fair market value thereof as determined by the General Partner in its reasonable discretion on the date of distribution. Without limiting the General Partner’s discretion to make such a valuation, the Partners agree that the valuation of any asset by the General Partner on the basis of the determination of its fair market value by an independent appraiser reasonably acceptable to the General Partner and a majority in interest of the Partners other than the General Partner and its Affiliates shall be deemed to be a reasonable value for such asset and a reasonable exercise of such discretion.

ARTICLE V

TAX ALLOCATIONS

Section 5.1 Net Profits and Losses. “Net profits” or “Net Losses” for any Fiscal Year or other period shall be an amount equal to the sum of (a) the Partnership’s taxable income or loss for such year or period as computed for federal income tax purposes (excluding from the computation thereof any item specially allocated pursuant to Section 5.2(c) or (d)) and subject to Treas. Reg. §1.704-1(b)(2)(iv)(g), and (b) any income of the Partnership for such year or period exempt from federal income taxation and any gain on in-kind distributions to be taken into account under Treas. Reg. §1.704-1(b)(2)(iv)(e)(1), reduced by (c) any Expenditures of the Partnership for such year or period not deductible in computing taxable income and not properly chargeable to capital account and any losses on in-kind distributions to be taken into account under Treas. Reg. §1.704-1(b)(2)(iv)(e)(1). Without limitation, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss, except that the computation of Net Profits or Net Losses shall not take into account any items allocated to Partners pursuant to Sections 5.2(c) and (d) hereof.

Section 5.2 General Rules of Allocation. All items of income, gain, loss and deduction, whether or not includible or deductible for federal income tax purposes, shall be allocated among the Partners and credited to or debited against their respective Capital Accounts as set forth in this Section 5.2. The purpose of this Section is to specify the manner in which such items are credited or debited among the Capital Accounts of the Partners, which in turn will affect (i) distributions upon liquidation pursuant to Sections 3.3, 10.5, 10.6 or 10.7 and (ii) the Partners’ distributive shares of such items for federal income tax purposes. The Partners’ respective entitlement to nonliquidating cash distributions are governed by Article 4, and not by this Section. In computing Capital Account balances for purposes of subsections (a) and (b) of this

Section, such balances shall be reduced by all distributions of Cash Flow with respect to such Fiscal Year under Section 4.1(a), even if such distributions were made after the close of the Fiscal Year, and increased by an amount equal to the portion of each Partner’s share of the net decrease in Partnership minimum gain or minimum gain attributable to partner nonrecourse debt (as defined in Section 5.2(c)(1)) allocable to the disposition of Partnership property subject to one or more nonrecourse liabilities of the Partnership or partner nonrecourse debt, as the case may be, that would occur if all such properties were disposed of for an amount equal to the principal amount of such liability or debt as of the close of the Fiscal Year.

(a) Net Profits. Net Profits of the Partner-ship for any Fiscal Year or other period shall be allocated to the Partners as follows:

(1) First, to all Partners with Capital Account deficits, in proportion to such deficits until such deficits are eliminated;

(2) Second, if the Capital Contributions of any Partner exceed his or its Capital Account balance, to the Partners having such excesses in proportion to such excesses until such excesses are eliminated; and

(3) Third, the remainder, if any, to the Partners in accordance with their Percentage Interests.

(b) Net Losses. Net Losses of the Partnership for any Fiscal Year or other period shall be allocated to the Partners as follows:

(1) First, if the Capital Account balance of any Partner exceeds his or its Capital Contributions, to the Partners in proportion to such excesses until the Capital Account balances of the Partners equal or do not exceed their respective Capital Contributions;

(2) Second, to all Partners with positive Capital Account balances in proportion to such positive balances until such positive balances are eliminated; and

(3) Third, the remainder, if any, to the Partners in accordance with their respective Percentage Interests.

(c) Rules Required by Treasury Regulations.

(1) Minimum Gain and Hypothetical Capital Accounts. For purposes of complying with Treasury Regulations relating to tax allocation, the Partnership’s “minimum gain” and “minimum gain attributable to partner nonrecourse debt” and the Partners’ hypothetically adjusted Capital Accounts (“Hypothetical Capital Accounts”) must be determined from time to time. The amount of minimum gain or minimum gain attributable to partner nonrecourse debt is determined in accordance with Temp. Treas. Reg. §1.704-1T(b)(4)(iv)(c) or 1.704-1T(b)(4)(iv)(h)(6), as the case may be, by computing, with respect to each nonrecourse liability or partner nonrecourse debt, as the case may be, of the Partnership, the amount of gain (of whatever character), if any, that would be realized by the Partnership if it disposed of (in a taxable transaction) the Partnership property subject to such liability in full satisfaction thereof, by then aggregating the amounts so computed. A Partner’s Hypothetical Capital Account shall equal his or its true Capital Account, increased by any amount that such Partner is treated as being obligated to restore under Treas. Reg. §1.704-1(b)(2)(ii)(c) (including the Partner’s share of minimum gain, computed as provided in Temp. Treas. Reg. §1.704-1T(b)(4)(iv)(f), and of minimum gain attributable to partner nonrecourse debt, computed as provided in Temp. Treas. Reg. §1.704-1T(b)(4)(iv)(h)(5)), and decreased by the items described in Treas. Reg. §1.704-1(b)(2)(ii)(d), clauses (4), (5) and (6).

(2) Qualified Income Offset. A Partner who unexpectedly receives an adjustment, allocation, or distribution described in Treas. Reg. §1.704-1(b)(2)(ii)(d), clauses (4), (5) and (6), which creates a deficit in his Hypothetical Capital Account shall be allocated income items (consisting of a pro rata portion of each item of Partnership income, including gross income, tax-exempt income, and gain for such year) in an amount and manner sufficient to eliminate such deficit as quickly as possible.

(3) Minimum Gain Chargeback. If there is a net decrease in the Partnership’s minimum gain or minimum gain attributable to partner nonrecourse debt during a Partnership taxable year, any Partner with a share of such minimum gain at the beginning of such year shall be allocated, before any other allocation is made of Partnership items for such taxable year, income items for such year (and, if necessary, subsequent years) in proportion to, and to the extent of, an amount equal to the greater of (A) the portion of such Partner’s share of the net decrease in such minimum gain that is allocable to the disposition of Partnership property or (B) the deficit balance in such Partner’s Hypothetical Capital Account as of the end of such year (but before any allocations of Net Profits or Net Losses for such year) in accordance with Temp. Treas. Req. §§1.704-1T(b)(4)(iv)(e) and 1.704-1T(b)(4)(iv)(h)(4) (the “Minimum Gain Chargeback”). The Minimum Gain Chargeback allocated in any taxable year shall consist first of gains recognized from the disposition of items of Partnership property subject to one or more nonrecourse liabilities of the Partnership or partner nonrecourse debt to the extent of the decrease in minimum gain attributable to the disposition of such items of property, with the remainder of the Minimum Gain Chargeback, if any, made up of a pro rata portion of the Partnership’s other income items for that year.

(4) Additional Minimum Gain Chargeback. If there is a net decrease in the Partnership’s minimum gain or minimum gain attributable to partner nonrecourse debt during a Partnership taxable year, any Partner with a share of such minimum gain at the beginning of such year shall be allocated income items, after any allocations pursuant to subsection (3) of this Section 5.2(c), but before any other allocation is made of Partnership items for such taxable year (and, if necessary subsequent years) in proportion to, and to the extent of, an amount equal to the excess of (x) the amount by which such Partner’s share of such minimum gain has been reduced over (y) the aggregate amount, if any, allocated to such Partner with respect to such net decrease pursuant to such subsection (3).

(5) Special Limitation on Losses Allocated to a Partner. No items of loss, deduction or non-deductible non-capital expenditure (“Loss Items”) shall be allocated to any Partner to the extent that such allocation would create or increase a deficit balance in such Partner’s Hypothetical Capital Account, and any such loss item shall instead be allocated to the other Partners in proportion to the positive balances of their respective Hypothetical Capital Accounts.

(6) Restoration. If any income items or loss items shall be specially allocated pursuant to subsection (2) or (5) of this Section 5.2(c), then as quickly as possible thereafter (but not in such a manner as to create or to increase a deficit in any Partner’s Hypothetical Capital Account) income items and loss items shall be specially allocated among Partners so as to return all Capital Accounts to such balances as they would have had if no such special allocations had been made pursuant to subsection (2) or (5) of this Section 5.2(c).

(7) Rule of Construction. This Section 5.2 is intended to satisfy the alternate test for economic effect set forth in Treas. Reg. §1.704-1(b)(2)(ii)(d) and the rules for allocations attributable to nonrecourse liabilities set forth in Temp. Treas. Reg. §1.704-1T(b)(4)(iv) and to avoid any distortion effected by such regulations and should be so construed.

(d) Nonrecourse Deductions and Partner Nonrecourse Deductions. Nonrecourse deductions (as defined in Temp. Treas. Reg. §1.704-1T(b)(4)(iv)(a)(l)) shall be allocated in accordance with the Percentage Interests of the Partners, and partner nonrecourse deductions (as defined in Temp. Treas. Reg. §1.704-1T(b)(4)(iv)(h)(2)) shall be allocated, pursuant to Temp. Treas. Reg. §704-1T(b)(4)(iv)(h)(2), to the Partner who bears the economic risk of loss for the debt to which such partner nonrecourse deductions are attributable.

Section 5.3 Credits. All investment, targeted job and other tax credits available to the Partnership shall, subject to applicable provisions of the Code, be allocated to the Partners in accordance with their respective Percentage Interests.

Section 5.4 Individual Tax Items. Except as otherwise provided herein, every income item and loss item for a Fiscal Year shall be allocated among the Partners in the same proportion.

ARTICLE VI

CONTROL AND MANAGEMENT

Section 6.1 General. The General Partner shall, except as specifically limited by Section 6.7 below, exercise all of the powers of the Partnership, implement all Partnership decisions and have full, exclusive and complete discretion in the management and control of the Partnership including, without limitation, the power, authority, and right to:

(a) Protect and preserve the Partnership’s title and interest in the assets of the Partnership;

(b) To the extent funds of the Partnership are available, pay all taxes, assessments, and other impositions applicable to the assets of the Partnership and all debts and other obligations of the Partnership;

(c) Negotiate, sign and administer all contracts, documents and other instruments relating to the activities of the Partnership, including without limitation the Management Contract (subject to the limitations of Section 6.7(a)), any lease of the Hospital, equipment leases, contracts of employment, and any assignments, assumptions, extensions or modifications of any of the foregoing and to sell, transfer, exchange, or otherwise dispose of any or all of the assets of the Partnership;

(d) Open and maintain bank accounts in the banks selected by it, deposit and withdraw funds of the Partnership from such accounts, using, if elected by the General Partner at its sole discretion, the centralized cash management account (the “Cash Management Account”) maintained by CMS for such purposes, and sign all checks, drafts or orders for payment of the debts and expenses of the Partnership;

(e) Borrow funds for Partnership purposes, make Capital and Loan Calls under Section 2.2 hereof, and determine whether additional working capital acquired from Partners shall be paid in as Partner Loans, or Additional Capital Contributions, and in connection with any loans to or on behalf of the Partnership, sign all agreements and instruments in connection therewith, including, without limitation, loan, security, and guarantee and pledge agreements and assignments thereof;

(f) Employ, retain and coordinate, at the Partnership’s expense, (or dismiss from employment) such Persons, including employees, attorneys, accountants, and other consultants and contractors as the General Partner shall determine to be necessary or appropriate for the conduct of the Partnership’s business;

(g) Settle claims, confess judgment against the Partnership or submit any claim to arbitration or reference, prosecute, defend and settle lawsuits, and handle all matters with governmental agencies;

(h) Collect all income due the Partnership;

(i) Purchase or lease all equipment, tools, appliances, materials and supplies for the operation of the Partnership’s business;

(j) Contract for water, gas, electricity, and other services and commodities for the operation and maintenance of the Partnership’s business;

(k) Prepare or cause to be prepared and file all Partnership income tax returns, state, federal and local returns and other documents required under the Federal Insurance Contributions Act and the Federal Unemployment Tax Act, or any similar Federal or state legislation or otherwise, and all withholding tax returns required for employees of the Partnership, and act as the tax matters partner for the Partnership for Federal income tax purposes, having the power to make any and all elections for the Partnership for tax purposes, and to represent the Partnership in connection with all examinations of Partnership affairs by tax authorities, including, without limitation, resulting administrative and judicial proceedings;

(l) Issue or cause to be issued securities of the Partnership, including without limitation interests, rights, options, warrants, notes, and bonds, and admit additional or substitute Partners in accordance with this Agreement;

(m) Obtain and maintain in the Partnership’s name insurance of such types and in such amounts as it determines is necessary and appropriate to reasonably protect the Partnership; and

(n) Perform all other business functions related to the business and affairs of the Partnership.

Any officer or director of the General Partner shall have full power and authority to execute all documents and take all other actions as the General Partner shall determine and thereby bind the Partnership with respect thereto.

The duly adopted corporate resolution of the General Partner reciting that it has authority to undertake any action shall be conclusive evidence of the authority of the General Partner or any officer or director of the General Partner, and, when delivered to any third party, any such third party shall be entitled to rely upon such resolution or statement and shall not be required to inquire further as to any of the facts contained in such resolution or statement, said facts being deemed to be true insofar as such third party is concerned. After delivering such resolution or statement, the General Partner, by signature of its duly authorized officer, may sign any instrument and bind the Partnership and the Partnership property just as though all of the Partners had also signed.

Section 6.2 Fees and Expenses of General Partner.

In addition to such distributions as it is entitled to receive in respect of its Capital Contributions or payments in respect of Partner Loans, if any, which it may make to the Partnership, the General Partner shall be entitled to current reimbursement for all costs and expenses to third parties, including Affiliates of the General Partner, that it incurs in its own name, or in the name of or on behalf of the Partnership, in carrying out the business and affairs of the Partnership in accordance with the standard of care set forth in Section 6.3(a) below.

Section 6.3 Standard of Care; Indemnification.

(a) The General Partner shall perform its duties under this Agreement in accordance with its business judgment. Neither the General Partner or any of its Affiliates, nor any officer, director, employee, or agent thereof shall have any liability whatsoever to the Partnership or to any other Partner in respect of any action or inaction relating to the conduct or business of the Partnership or caused by any act or by the failure to act, unless such action or lack of action was a product of the General Partner’s willful misconduct or gross negligence.

(b) The Partnership shall indemnify and hold harmless the General Partner (and each officer, director, employee, agent and Affiliate of the General Partner) for any claim,

loss, liability, damage, or expense (including reasonable attorneys’ fees) arising out of any act or failure to act by the General Partner (or any officer, director, employee, agent or Affiliate of the General Partner), as long as such act or failure to act was not cause by the indemnified party’s willful misconduct or gross negligence.

(c) The Partnership shall be permitted to advance funds to any Person who may be indemnified by it for legal expenses and other costs incurred as a result of a legal action if the legal action relates to the performance of duties or services by the indemnified party on behalf of the Partnership, and the indemnified party undertakes to repay the advanced funds to the Partnership in cases in which it would not be entitled to indemnification under this Section 6.3.

Section 6.4 No Right of Limited Partners in Management. No Limited Partner shall take part in the management of the business of, or transact any business for, the Partner-ship.

Section 6.5 No Authority of Limited Partners to Act. No Limited Partner shall have the power to sign for or to bind the Partnership.

Section 6.6 No Liability of Limited Partners to Third Parties. Each Limited Partner’s obligations are limited to those expressly set forth herein, and no Limited Partner shall be personally liable for any debts or other obligations of the Partnership to third parties, except to the extent provided herein or in the Act.

Section 6.7 Limitation on General Partner’s Authority. Notwithstanding the foregoing, the General Partner shall not, without the consent of a majority in interest of the Partners who are not Affiliates of the General Partner:

(a) authorize the Partnership to increase the amounts payable to Affiliates of the General Partner under the Management Contract, except as provided in the Management Contract;

(b) transfer its interest in the Partnership, except as provided in Article Eight below;

(c) authorize the Partnership to sell or otherwise dispose of in a single transaction or series of related transactions any real or tangible personal property owned by the Partnership with a fair market value as determined in the reasonable discretion of the General Partner, in excess of $2,500,000 at the time of sale or disposition, except in connection with a liquidation of the Partnership pursuant to Article Ten below; or

(d) authorize the Partnership to voluntarily liquidate or dissolve, except as provided in Article Ten below.

Section 6.8 Right to Participate.

(a) No Partner shall, either directly or indirectly through any of its respective Affiliates, own any interest in or be affiliated in any way, with any free-standing in-patient physical rehabilitation facility located or to be located within a twenty-five (25) mile radius of the Hospital without first offering to the other Partners an opportunity to own an interest therein equal to their then current Percentage Interests in the Partnership as provided in Section 6.8(b) below.

(b) In the event any Partner or Affiliate wishes to own an interest in, or be affiliated with, an in-patient free-standing rehabilitation facility within a twenty-five (25) mile radius of the Hospital, such party shall first give the other party written notice (the “Notice of Participation”) of the proposed venture, including a description thereof in reasonable detail so as to permit such other party to consider the desirability of its participation in the venture. Any such Notice of Participation shall be delivered to the receiving party pursuant to Section 12.1, and shall include a description of the project, proposed location, types of proposed services, number of beds, projected costs, timing of the project, names of other proposed participants and copies of any market, feasibility or other reports or studies related to the project. The party giving the Notice of Participation shall respond to any reasonable request by such other party or parties for additional or other follow-up information relating to the Notice of Participation. If within one hundred twenty (120) days after its receipt of a Notice of Participation, the party or parties receiving the Notice of Participation shall not have provided notice in writing of its or their decision to participate in the proposed venture, the party giving the Notice of Participation shall be free to pursue the venture on the terms described in such Notice of Participation. The venture so described must be initiated within one (1) year following the date of the Notice of Participation. If, within the one hundred and twenty (120) day period, the party or parties receiving the Notice of Participation respond to the other party in writing of its or their election to participate on the terms described in the Notice of Participation, the Partners shall negotiate in good faith and jointly undertake the proposed venture on the basis of their then respective ownership interests in the Partnership. In the event the parties cannot agree otherwise, despite good faith efforts, the proposed venture will be based on the respective ownership interests in the Partnership.

(c) For the purposes of this Section 6.8 only, the term “Affiliates” as used in this Agreement shall not include individual shareholders, partners, or other Persons whose interest in a Partner is solely an equity interest, but shall include each executive officer, director, and general partner of each Partner and any Person or group of Persons who beneficially hold at the time of determination, directly or indirectly, 50% or more of the equity interests in such Partner.

Section 6.9 Meetings of the Partners.

(a) Each Partner has the right to vote on each matter submitted to it for its consent or approval. Each Partner shall be entitled to one vote (or fraction thereof) for each percent (or fraction thereof) of its or his Percentage Interest in the Partnership. Action of the Partners may be taken at a meeting of the Partners or by the written consent of the Partners if a copy of the consent form is furnished to all Partners prior to the taking of such action.

(b) Any Partner which is not an individual shall act only through a single representative designated to the General Partner in writing as such, and shall execute and deliver to the General Partner such documents and instruments as the General Partner may require evidencing such appointment and the intent of all shareholders, partners, or other participants in such Partner to be bound by the decisions of their designated representative.

(c) Meetings of the Partners may be called by the General Partner or any other Partner. Meetings may be held in Person or by telephone conference call. Unless waived by the Partners, at least ten (10) days’ prior written notice of the time, date and place of the meeting shall be given to each Partner by the Partner(s) calling the meeting. Such notice shall specify the business to be conducted at the meeting. Any Partner attending, or participating in, a meeting in person or by proxy shall be deemed to have waived notice.

(d) A Partner may authorize another Partner to act for him or it as his or its proxy at any meeting of the Partners. Every proxy shall be in writing and filed with the General Partner prior to or at the meeting.

(e) The failure of a Partner to respond, within the response period set forth in the request in question (which response period shall be not less than ten days nor more than thirty days from the date on which the Partner in question is deemed to have received such request pursuant to Section 6.9(c), either in the affirmative or the negative to any request it receives from the General Partner relating to a proposed act in respect of which such Partner is entitled to vote pursuant to this Agreement shall conclusively be deemed for all purposes to be a vote by such Partner in favor of the act proposed by a General Partner.

Section 6.10 Withdrawal. No Limited Partner may withdraw from the Partnership except as provided in Section 8.8 below.

ARTICLE VII

ACCOUNTING AND RECORDS

Section 7.1 Books and Records. The General Partner shall keep separate books of account for the Partnership showing costs and expenses incurred, charges made, credits made and received and income derived in connection with the operation of the Partnership business in accordance with the accrual method of accounting used for federal income tax purposes. Upon notice to the General Partner, the Limited Partners shall have the right to inspect and copy at their own expense the Partnership’s books and records during reasonable business hours.

Section 7.2 Annual Reports. On or before March 1 of each year, the General Partner shall deliver to each Partner a report indicating each Partner’s share for federal income tax purposes of the Partnership’s income, credits and deductions for the immediately preceding calendar year together with all other information concerning the Partnership which may be required by the Code from time to time. The General Partner shall also cause an annual report of the operation of the Partnership to be distributed to the Partners within one hundred and twenty (120) days after the end of each Fiscal Year. Any financial statements of the Partnership prepared by the General Partner will be prepared in accordance with generally accepted accounting principles, but need not be audited.

Section 7.3 Tax Returns. The General Partner shall prepare all income and other tax returns of the Partnership and cause the same to be filed in a timely manner. Notwithstanding any other provision of this Agreement, the General Partner may prepare the income and other tax returns of the Partnership in such a manner as will, in the good faith judgment of the General Partner, most likely comply with the Code, even if such returns are inconsistent with the provisions of this Agreement. In any such case, the General Partner will notify the other Partners of the inconsistency.

Section 7.4 Bank Accounts. The bank accounts of the Partnership shall be maintained in such banking institutions as are selected by the General Partner or in the Cash Management Account and withdrawals shall be made only on such signature or signatures as the General Partner may determine. Except through the Cash Management Account, the funds of the Partnership shall not be commingled with the funds of any other Person.

ARTICLE VIII

TRANSFERS OF INTERESTS; WITHDRAWAL

Section 8.1 General Transfer Provisions and Restrictions.

(a) No Partner may sell, convey, assign, transfer, pledge, hypothecate or otherwise encumber or dispose of (any such event, a “Transfer,” and the taking of any such action, to “Transfer”) all or any portion of, or right in or to, its Partnership Interest, without the consent of the General Partner.

(b) Any issuance, sale, disposition, pledge, hypothecation, or other encumbrance of capital stock, partner-ship interests, options, warrants, rights or other equity securities or rights to obtain such securities by any Partner that is a corporation, partnership, association or other Entity or by any shareholder or other owner of any Partner shall constitute a Transfer under this Article Eight. Each Partner shall, and shall cause each owner of any interest in such Partner, to execute such agreements as may be required by the General Partner to effectuate this restriction on Transfers.

(c) Notwithstanding that Sections 8.1(a) and (b) permit the General Partner to Transfer any or all of its Partnership Interest with only its own consent and/or the Transfer of the capital stock of the General Partner, the General Partner agrees that it shall at all times maintain a 5% General Partnership Interest in the Partnership and cause CMS to at all times hold at least 51% of the voting stock of the General Partner, except (i) upon the occurrence of an Event of Bankruptcy of the General Partner, (ii) a Transfer in accordance with Section 8.5 (relating to a foreclosure of a pledge made pursuant to Section 2.9 or this Section), or (iii) as a result either of a Transfer of the General Partner’s General Partnership Interest or of the voting stock of the General Partner which is consummated after offering the other Partners the “tag along” rights provided in Section 8.6 below or a Transfer of such Partnership Interests or stock in connection with which the other Partners are required to sell their Partnership Interests pursuant to Section 8.7 below; provided, however, that, the General Partner may pledge or hypothecate any or all of its Partnership Interest, and CMS may pledge any or all of the capital stock of the General Partner to secure borrowings.

(d) Notwithstanding the foregoing, nothing in this Article Eight shall (i) prohibit any Transfer by the General Partner of all, or any portion of, its Partnership Interest or of the capital stock of the General Partner to an Affiliate of the General Partner whether by way of sale, assignment, consolidation, combination, merger, or otherwise; and (ii) no Transfer shall be deemed to have taken place under this Article Eight (a) with respect to shares of stock of the S Corp. that are transferred to the S Corp. or to the S Corp.’s existing shareholders as a result of any existing shareholder’s death, divorce or default in making any required Capital Contribution or where an existing shareholder transfers his shares of stock to his spouse or children or to a trust established for their benefit if the shareholder retains all voting rights with respect to such stock, or (b) with respect to shares of the stock of the General Partner as a result of any change in the ownership or control of CMS.

(e) Subject only to the limitations, if any, imposed by Section 8.1(c) and the Act on such a conversion and Transfer, the General Partner shall have the right to convert all or any portion of its General Partnership Interest in the Partnership into a Limited Partnership Interest and to effect a Transfer of such Limited Partnership Interest.

(f) All Transfers shall be by instrument in form and substance satisfactory to the General Partner. Any transfer in violation of this Agreement shall be null and void and shall not operate to vest any rights in any transferee. Every transferee of any Partnership Interest who wishes to participate in the Partnership as a Partner shall execute a counterpart of this Agreement accepting and adopting all of the terms and provisions of this Agreement, as the same may have been amended. The transferor shall execute and acknowledge all such instruments, in form and substance satisfactory to the General Partner as may be necessary or desirable to effectuate such Transfer or purchase.

(g) In no event shall the Partnership dissolve or terminate upon the admission of any Partner to the Partnership or upon any permitted Transfer of a Partnership’s Interest by any Partner. Each Partner hereby waives its right to dissolve, liquidate or terminate the Partnership in such event.

Section 8.2 Purchase Options.

(a) (i) In the event that a Partner shall desire to sell all or any part of his or its Partnership Interest pursuant to a bona fide offer to purchase his or its Partnership Interest from a third party, such Partner (hereinafter, the “Selling Partner”) shall first offer to sell its Partnership Interest to each of the Partnership and the General Partner, upon the same terms and conditions as contained in such third party offer by giving written notice (“Notice of Sale”) thereof to the General Partner. The General Partner wishing to exercise either the Partnership’s or its own right of first refusal hereunder shall, within sixty (60) days of receipt of such Notice of Sale, notify the Selling Partner of the election to purchase, on the same terms and conditions as those contained in the Notice of Sale, the Selling Partner’s Partnership Interest specified in such Notice of Sale. If the General Partner does not elect to purchase the Partnership Interest of the Selling Partner either for its own account or the account of the Partnership, the Selling Partner may thereafter for a period of sixty (60) days sell the offered Partnership Interest to the third party whose offer triggered the rights of first refusal granted in this Section for the same amount and type of consideration and otherwise upon the same terms as set forth in the Notice of Sale. If the offered

Partnership Interest is not so sold within this sixty (60) day period, it may not thereafter be sold without again providing the Partnership and the General Partner with the same rights of first refusal as are contained in this Section 8.2(a)(i). Nothing in this Section 8.2(a)(i) shall create any obligation on the part of the General Partner to approve any proposed Transfer by a Partner.

(ii) The right of first refusal provided for in Section 8.2(a)(i) shall also apply in the event of a Transfer pursuant to a foreclosure by, or assignment for the benefit of, a creditor of any Partner, but shall not apply to a foreclosure in respect of a pledge to a lender to the Partnership or, on its behalf, to CMS, of all or any portion of a Partnership Interest as provided for in Sections 2.8, 8.1(c) and (d), and 8.5 or a Transfer of an interest in the S Corp. covered by Section 8.1(d)(ii).

(b) Upon the death of, or the occurrence of an Event of Bankruptcy of, any Partner (other than the General Partner), the Partnership, or (at its sole election) the General Partner, shall have the option upon the giving of written notice to the executor, representative, or heirs, as appropriate, of the deceased Partner or to the bankrupt Partner to purchase the Partnership Interest of such Partner. Within ninety (90) days from the date of such notice the Partner, or his estate or representative, as the case may be, shall sell to the Partnership or the General Partner, as the case may be, and the Partnership or the General Partner shall purchase all of the Partnership Interest owned by such Partner or his estate or representative.

(c) If it is determined by the unappealed judgment of a court of competent jurisdiction or if the General Partner, in its sole discretion, determines (and such determination is supported by an opinion of counsel to the effect that the General Partner’s determination is “reasonable” based on the then current state of applicable law) that the effect of any provision of, or amendment to, federal, state or local law applicable to the Partnership (including, without limitation, provisions of the Act, the Code, the federal Social Security Act, the rules and regulations of the federal Department of Health and Human Services or the Internal Revenue Service or any public health and safety provision of state or local law (collectively, the “Legal Provisions”)) is, or could be, such that the operation of the Partnership’s business could reasonably be expected to result in a violation of any Legal Provision as a result of the ownership of Partnership Interests by Persons in a position to refer patients to the Hospital, such term or provision shall be deemed to be superseded by such Legal Provision and within thirty (30) days of such determination, the General Partner shall (i) modify and amend the terms of this Agreement as it deems necessary or appropriate to make such terms consistent with any Legal Provision or with any other requirements of law, or, (ii) if it is not reasonably practicable to amend this Agreement without altering the rights of the Partners and if permitted by applicable securities laws, either (aa) arrange for purchases of the Partnership Interests by third parties, or, (bb) at its sole election, notify the Partners, and within thirty (30) days of such notice, the Partnership (or at its sole election, the General Partner or its designee) shall purchase, and each other Partner shall sell, its Partnership Interest for the purchase price set forth below.

(d) (i) The purchase or sale price of any Partnership Interest under Sections 8.2(a)(ii), 8.2(b), or 8.2(c) shall be an amount equal to the fair market value of the Partnership Interest being purchased as determined by an appraiser appointed by the General Partner and reasonably acceptable to a majority in interest of the Partners other than the General Partner and its Affiliates or, in the case of a Transfer pursuant to Section 8.2(c), if greater, the applicable

Partner’s Capital Contribution to the Partnership less any distributions made to him or it prior to such Transfer. This appraisal shall take into account the purposes of the Partnership as set forth in Section 1.4 above in determining the value of any purchased Partnership Interest.

(ii) Payment for any Partnership Interest purchased pursuant to Sections 8.2(a)(ii) or 8.2(b) shall be made in cash at the closing for such purchase. Payment for any Partnership Interest purchased by the General Partner or the Partnership pursuant to Section 8.2(c) may, at the election of the purchaser, be made either in cash at the closing or over a period of up to five (5) years in equal monthly installments of principal and accrued interest with the unpaid principal balance that is from time to time outstanding bearing interest at the Pre-Determined Rate.

(e) Closing for the purchase of any Partnership Interest purchased under this Section 8.2 shall occur at a time and place reasonably acceptable to both the seller and the purchaser of such Partnership Interest. If no time and place are agreed upon, the closing shall be held at the Partnership’s principal office in the State of Texas at 10:00 a.m. on the thirtieth business day after the expiration of the applicable notice period provided for in Sections 8.2(b) and 8.2(c) hereof as applicable.

(f) At the closing for the purchase of any Partnership Interest under this Section 8.2, the seller of such Partnership Interest shall represent and warrant to the purchaser of such Partnership Interest that it is held by the seller free and clear of any lien, pledge, security interest or other encumbrance whatsoever (except for encumbrances under this Partnership Agreement or in respect of Partnership borrowings) and that the purchaser of such Partnership Interest is acquiring good title to the Partnership Interest, free and clear of all such liens, encumbrances and other objections or exceptions.

(g) The seller of any Partnership Interest under this Section 8.2 shall also take, or cause to be taken, all such actions and shall execute and deliver, or cause to be executed and delivered, all such documents, writings, certificates, filings and other materials as may reasonably be necessary to transfer such Partnership Interest in accordance with all applicable federal and state laws, including without limitation, federal securities and tax laws.

(h) With respect to any Partnership Interest purchased under this Section 8.2, the payment of the purchase price shall be deemed conclusively to be in complete liquidation and satisfaction of all the rights and interest of such Partner, or his estate or representative, as the case may be, and all Persons claiming by, through, or under such Partner or such Partner’s estate or representative in and in respect of the Partnership, including, without limitation, any Partner-ship Interest, and rights in specific Partnership property, and any rights against the Partnership and (insofar as the affairs of the Partnership are concerned) against the Partners.

Section 8.3 Waiver of Partition. No Partner shall, either directly or indirectly take any action to require partition or appraisement of the Partnership or of any of its assets or properties or cause the sale of any Partnership property, and notwithstanding any provisions of applicable law to the contrary, each Partner (and its legal representative, successor or assign) hereby irrevocably waives any and all right to maintain any action for partition or to compel any sale with respect to its or his Partnership Interest, or with respect to any assets or properties of the Partnership, except as expressly provided in this Agreement.

Section 8.4 Expenses. All expenses of the Partnership and of the Partners occasioned by a Transfer of a Partner’s interest permitted under Section 8.1 shall be borne by the Partner effecting such Transfer. Each Partner shall bear its own expenses with respect to a Transfer of a Partner’s interest permitted under Section 8.2(a)(i) and the expenses of the Partnership occasioned by such Transfer shall be borne by the Partner effecting the Transfer. The expenses of the Partners and the Partnership in effecting any Transfer pursuant to Sections 8.2(a)(ii), 8.2(b), or 8.2(c) shall be borne by the transferee of the Partnership Interest in question.

Section 8.5 Transfers Upon Foreclosure of Pledged Interests. Notwithstanding the other provisions contained in this Article Eight any Partnership Interest may be Transferred pursuant to a foreclosure by or assignment for the benefit of a creditor of a Partner or Affiliate of a Partner to whom such Partner or Affiliate has pledged its Partnership interest to secure borrowings on behalf of the Partnership in accordance with Sections 2.9 or 8.1(c). Any such Transfer to a creditor transferee shall not cause the Partnership to be dissolved, and each Partner hereby grants to any such creditor transferee a proxy to vote to reconstitute the Partnership and continue its business in the event that any such Transfer would otherwise result in a termination or dissolution of the Partnership.

Section 8.6 Tag Along Rights.

(a) If the General Partner proposes to sell, directly or indirectly, all or any portion of its Partnership Interest to a third party in one transaction or a series of similar transactions which would result in the General Partner holding less than a 5% General Partnership Interest, each other Partner, (a “Tag Along Partner”) may, in his or its discretion, require the General Partner to sell such Tag Along Partners’s Partnership Interest pursuant to such sale(s) at the same price per Percentage Interest and on substantially the same terms as the General Partner.

(b) The General Partner shall deliver a notice to each Tag Along Partner and the Partnership setting forth the terms of any sales covered by Section 8.6(a), offering such Tag Along Partner the right to have such Tag Along Partner’s Partnership Interest included in such sale in accordance with Section 8.6(a) above, together with all documents required to be executed by such Tag Along Partner in order to include such Tag Along Partner’s Partnership Interest in such sale. If any Tag Along Partner exercises his or its tag along right in connection with any sale, such Tag Along Partner shall deliver to the General Partner, prior to the expiration of the thirty (30) day period commencing on the date of the General Partner’s notice, all documents furnished to such Tag Along Partner for execution in connection with such sale. Delivery by any Tag Along Partner of such documents shall constitute an irrevocable exercise by the Tag Along Partner of his or its tag along right with respect to such sale.

(c) The General Partner shall have sixty (60) days from the date of its notice referred to in Section 8.6(b) above to consummate any sale covered by this Section 8.6 and, promptly after such consummation, shall notify the Partnership and each Tag Along Partner to that effect and shall furnish evidence of such sale (including the time of sale) and of the terms thereof as the Partnership or such Tag Along Partner may reasonably request. No later than the fifth business day following such sale, the General Partner shall cause to be remitted to each Tag Along Partner the proceeds of such sale attributable to such Tag Along Partner’s sale of his or its Partnership Interest. If any such sale is not consummated prior to the expiration of the sixty (60) day period referred to in this subsection, the General Partner may not consummate such sale and shall return to each Tag Along Partner all documents delivered to the General Partner in connection with such sale.

(d) If CMS proposes to sell, in a single transaction or series of similar transactions, an amount of the voting stock of the General Partner which would result in CMS holding less than 51% of the then issued and outstanding voting stock of the General Partner upon the consummation of such transaction(s), the General Partner shall cause CMS to provide each Partner that is not an Affiliate of CMS the right to require that the purchaser of the voting stock of the General Partner in such transaction(s) also purchase the Partnership Interest of such Partner. The General Partner shall cause CMS to give the notice and provide the documentation required by Section 8.6(b), each Partner who wishes to have his or its Partnership Interests included in such sale shall exercise his or its right to do so as provided in that Section, and the rights of CMS to consummate such sale shall be limited as provided in Section 8.6(c). The purchase price for any Partnership Interest transferred under this Section 8.6(d) shall be the amount that is equal to the purchase price received by CMS in such sale(s) multiplied by the Percentage Interest represented by the Partnership Interest that is being sold by the Partner exercising his or its tag along rights.

(e) There shall be no liability on the part of the General Partner to any Partner if any sale is not consummated for whatever reason.

(f) The tag along rights granted in this Section 8.6 shall not apply to any Transfer by the General Partner of its Partnership Interest to Affiliates of the General Partner or to any Transfer effected in connection with a transaction referred to in Section 8.5 or be deemed to apply to any sale of the stock of CMS or any change of control of CMS.

Section 8.7 Take Along Rights.

(a) If the General Partner wishes to sell, all, but not less than all, of the Partnership Interest held by it to a Person or Entity that is not an Affiliate of the General Partner, in one transaction or a series of similar transactions (a “Control Transaction”), General Partner may, in its sole discretion, require each other Partner (a “Take Along Partner”) to sell all (but not less than all) of the Partnership Interest held by him or it to such third party in accordance with this Section 8.7; provided that such Take Along Partner shall only be required to sell its Partnership Interest at the same price per Percentage Interest and upon substantially the same terms as the Partnership Interest of the General Partner.

(b) The General Partner electing to exercise its take along right in connection with a Control Transaction shall deliver a notice to each Take Along Partner and the Partnership, setting forth the terms of the Control Transaction (including the proposed closing date for its consummation, which shall not be less than thirty (30) days from the effective date of such notice) and all documents required to be executed by each Take Along Partner in order to consummate such Control Transaction. Each Take Along Partner shall deliver to the General Partner at least seven (7) days prior to the proposed closing date referred to above all documents previously furnished to such Take Along Partner for execution in connection with the Control Transaction. If any Take Along Partner fails to deliver such documents to the General Partner, and such Control Transaction is subsequently consummated, the Partnership shall cause its books and records to show that the Partnership Interest represented by such defaulting Partner is bound by the provisions of this Section and that the Partnership Interest held by him or it shall be transferred only to the third party who purchased the Partnership Interest in connection with such Control Transaction.

(c) The General Partner shall have one hundred and eighty (180) days from the date of its notice referred to in Subsection (b) above to consummate any Control Transaction and, promptly after such consummation, shall notify the Partnership and each Take Along Partner to that effect and shall furnish evidence of such sale (including the time of sale) and of the terms thereof as any Take Along Partner may reasonably request. The General Partner shall also cause to be remitted to each Take Along Partner the proceeds of such sale attributable to the sale of such Take Along Partner’s interest not later than the fifth business day following such sale. If any Control Transaction is not consummated prior to the expiration of the one hundred and eighty (180) day period referred to in this Section 8.6(c), the General Partner may not thereafter consummate a Control Transaction and shall return to each Take Along Partner all documents previously delivered to the General Partner in connection with such Control Transaction.

(d) If CMS proposes to sell, in a single transaction or a series of similar transactions, any shares of the voting stock of the General Partner so that the purchaser in such transaction(s) would hold 51% or more of the voting stock of the General Partner upon their consummation, the General Partner shall have the right to require each Partner to sell his or its Partnership Interest to either CMS or such purchaser for an amount equal to the purchase price received by CMS in such sale multiplied by the Percentage Interest of the Take Along Partner whose interest is being sold. Any such right shall be exercised by the General Partner as provided in Section 8.7(b) and upon the exercise of such right, each Partner shall have the obligations and be subject to the sanctions set forth in Section 8.7(b) and 8.7(c).

(e) Notwithstanding anything in this Section to the contrary, no Partner, other than the General Partner, shall have any right to determine whether or not the General Partner’s Interest in the Partnership shall be sold and nothing in this Section 8.7 shall be construed to require the General Partner to effect a sale of its interest in the Partnership to any Person.

Section 8.8 Allocations With Respect to Transferor’s Interest. Upon the permitted assignment by a Partner of all or any part of its Partnership Interest, each item of Partnership income (or loss) and deduction allocable to the Partnership Interest shall be pro rated as to the transferred Partnership Interest) between transferor and transferee on the basis of the number of days in the taxable year of the Partnership preceding (and including) and succeeding the date as of which the assignment is executed. Gain or loss from the sale or other taxable disposition of a Partnership capital asset shall be allocated to the Persons who were Partners at the time such gain or loss was recognized by the Partnership.

Section 8.9 Section 754 Election. The General Partner may, in its sole discretion, and shall, upon the timely written request of any Partner, cause the Partnership to elect, pursuant to section 754 of the Code, to adjust the basis of Partnership property as provided in sections 734(b) and 743(b) of the Code. The General Partner shall be responsible for determining the adjustments required or permitted by said sections of the Code, provided that, in the case of any adjustment required or permitted under section 743(b) of the Code, the transferee Partner or Partners shall be solely responsible for determining the adjustments required there-under unless such Partner or Partners provide the General Partner with all the information necessary for the General Partner to determine the adjustments. If any adjustments to the basis of Partnership property are made pursuant to section 732(d), 734(b) or 743(b), the capital accounts of the Partners shall be adjusted as specified in Treas. Reg. §1.704-1(b)(2)(iv)(m).

Section 8.10 Withdrawals.

(a) No Limited Partner may voluntarily withdraw from the Partnership except at the end of a term of a lease of the Hospital by giving written notice of such withdrawal to the General Partner not less than one (1) year prior to the scheduled termination date of such term as defined in the appropriate lease. Any such withdrawal shall be effective on the date of the termination of such lease term (the “Effective Date”).

(b) Upon withdrawal, a withdrawing Limited Partner shall be entitled to receive an amount (the “Withdrawal Amount”) equal to (X) the amount of all accrued distributions to which it or he is entitled to receive pursuant to Section 4.1 of this Agreement minus (Y) all amounts owing by such Partner, whether pursuant to Section 3.4 or otherwise, to the Partnership accrued through the Effective Date. Such amount may be paid by the Partnership, at the sole election of the General Partner, either in cash within thirty (30) days after the Effective Date or by the Partnership’s promissory note. Any such note shall have a term of not more than three (3) years, and shall provide that the principal of the Withdrawal Amount from time to time outstanding shall be payable from the Partnership’s revenues in the same amounts that the Withdrawing Limited Partner would have received if he or it had remained a Partner with the same Percentage Interest in the Partnership as at the Effective Date with the balance of the Withdrawal Amount, if any, becoming due on the third anniversary of the Effective Date. The unpaid balance of the Withdrawal Payment from time to time outstanding shall bear interest at the Pre-Determined Rate from and after the Effective Date until the principal of the Withdrawal Amount has been paid or made available for payment.

(c) if any Limited Partner withdraws from the Partnership all of his or its Partner Loans shall remain payable in accordance with their original terms.

(d) Except for the Withdrawal Amount and payment of Partner Loans in accordance with their terms, a withdrawing Limited Partner shall not be entitled to receive any amount in respect of any Partnership property or revenues, including, without limitation, any amount in respect of any appreciation of the Partnership’s assets.

(e) Should it be determined by the final, unappealed judgement of a court of competent jurisdiction that a Limited Partner is entitled to withdraw other than as specified in Section 8.8(a) above, the only amount to which such Limited Partner shall be entitled to receive upon the effective date of such withdrawal, shall be the Withdrawal Amount as specified in Section 8.8(b).

(f) Except as otherwise provided in Section 10.1(e), the withdrawal of any Limited Partner shall not cause a dissolution or effect a termination of the Partnership.

(g) No Transfer permitted hereunder shall be deemed to constitute a withdrawal.

ARTICLE IX

ADMISSION OF PARTNERS

Section 9.1 Procedure. New Partners may be admitted to the Partnership as a result of the transfer of Partnership Interests pursuant to Article Eight or the issuance of additional Partnership Interests. Each new Partner shall be admitted pursuant to this Section 9.1. The Percentage Interest of any such new Partner shall be as fixed in accordance with Section 3.1 with an appropriate reduction in the Percentage Interests of the old Partners. Each new Partner shall sign a supplement to this Agreement at the time such new Partner is admitted confirming the admission of the new Partner as a Partner hereunder. In connection with the admission of any such new Partner, the General Partner may cause Article Two of this Agreement to be amended to reflect any limitations on such Partners’ obligations or rights thereunder, Section 6.7 of this Agreement to be amended to reflect any acts requiring the consent of such Partner, and, in the case of the admission of a General Partner, Section 8.10 to be amended to prohibit the withdrawal of such Person from the Partnership, and this Agreement to be amended to effect the admission of such Partner to the Partnership. In the event, that one or more additional Partners are admitted to the Partnership as General Partners, the General Partner shall serve as the “Managing General Partner” of the Partnership, with the sole discretion and authority to exercise all of the powers of the Partnership as granted in Section 6.1, above. In such event, the General Partner shall have the power to amend this Agreement to give effect to the requirements of the preceding sentence.

ARTICLE X

DISSOLUTION AND WINDING UP OF THE PARTNERSHIP

Section 10.1 Events of Dissolution. The occurrence of any of the following shall constitute an event of dissolution of the Partnership (a “Event of Dissolution”):

(a) the expiration of the term of the Partnership as provided in Section 1.5;

(b) the termination of the initial lease of the Hospital, unless at the time of such termination that lease is renewed or extended for a single term of not more than five years, in which case the Partnership shall dissolve upon the earlier to occur of the termination of the last such extended or renewal term which is exercised by the General Partner or the Termination Date;

(c) the sale or other disposition of all or substantially all of the assets of the Partnership unless such sale or other disposition involves any deferred payment of the consideration for such sale or disposition, in which case the Partnership shall not dissolve until the last day of the calendar year during which the Partnership shall receive the balance of such deferred payment, it being understood and agreed by the Partners that the termination of any lease, license permit, authorization, or franchise to which the Partnership is a party or holds shall not constitute a disposition of assets of the Partnership for the purposes of this Section 10.1(c), but shall constitute an Event of Dissolution only if it would do so under Section 10.1(a) and/or Section 10.1(b) (and, then, only to the extent provided therein);

(d) subject to Section 10.2 below, the resignation, withdrawal, or dissolution of the General Partner or the occurrence of an Event of Bankruptcy of the Partnership or of the General Partner, which is not, in the case of an involuntary Event of Bankruptcy, discharged or stayed within ninety (90) days of occurrence;

(e) the acquisition by a single Person or Entity of all of the Partnership Interests;

(f) the issuance of a decree of dissolution by a court of competent jurisdiction pursuant to Section 17-802 of the Act; or

(g) the written agreement of all of the Partners.

Section 10.2 Continuation of the Business of the Partnership After Certain Events of Dissolution. If the Partnership is dissolved by the voluntary withdrawal or dissolution of the General Partner or the withdrawal of all of the Partners other than the General Partner, the remaining Partners shall have the right to continue the business of the Partnership as provided in the Act. Subsequent to any other Event of Dissolution, the business of the Partnership may be continued only if all Partners agree in writing to reconstitute the Partnership and continue its business.

Section 10.3 Effect of Dissolution. Upon the occurrence of an Event of Dissolution, the Partnership shall not terminate but shall, unless its business is continued pursuant to Section 10.2 above, continue solely for the purposes of winding up its business and liquidating in accordance with this Article Ten all of the assets owned by the Partnership (until all such assets have been sold or liquidated) and collecting the proceeds from such sales and all receivables of the Partnership until the same have been written off as uncollectible, at which time the Partnership shall be wound up. Unless the business of the Partnership is continued as provided in Section 10.2, after the occurrence of an Event of Dissolution the Partnership shall engage in no further business other than that necessary for the Partnership to operate on an interim basis and for the Partnership to collect its receivables, liquidate its assets and pay or discharge its liabilities in accordance with this Article Ten.

Section 10.4 Sale of Assets by Liquidator. Unless the business of the Partnership is continued as provided in Section 10.2, upon dissolution of the Partnership, the General Partner shall, as “Liquidator,” proceed to wind up the affairs of the Partnership and distribute its assets in accordance with the remaining Sections of this Article Ten, unless the General Partner is unable or unwilling to serve as Liquidator, in which case a substitute Liquidator shall be appointed by the vote of a majority in interest of the Partners.

Section 10.5 Liquidation Following Withdrawal of Certain Partners. If the liquidation of the Partnership is occasioned by its dissolution as a result of the withdrawal of all Partners other than the General Partner, all assets of the Partnership shall be distributed to the General Partner, and the only amounts to which any withdrawing Partner shall be entitled shall be the Withdrawal Amount, which shall be pay-able as provided in Sections 8.8(b) and 11.9(a)(ii).

Section 10.6 Certain Rights Doan Liquidation. In any liquidation and winding up of the Partnership, except a liquidation and winding up to which Section 10.5 applies:

(a) The General Partner shall have the sole and exclusive right to purchase all, or any, of the assets of the Partnership, and to acquire all rights of the Partnership under any lease to which it is a party and which is in effect at the time of liquidation by assuming all obligations under such lease accruing from and after the liquidation of the Partnership, by giving written notice of its exercise of such right to each other Partner within sixty (60) days after the completion of the appraisal referred to in Section 10.6(c) below.

(b) The aggregate purchase price for any acquisition of Partnership assets and the value of any leasehold interest assumed by the General Partner in a liquidation shall be the value of the purchased assets or leasehold interest, as the case may be, determined in accordance with the next succeeding paragraph multiplied by the Percentage Interests of all Partners other than the General Partner and its Affiliates.

(c) The determination of value required by the preceding Section shall be made by an appraiser appointed by the General Partner, or, at the request of any other Partner, by a panel of three appraisers, one of whom shall be appointed by the General Partner, the second of whom shall be appointed by all other Partners, and the third of whom shall be appointed by the other two appraisers so chosen. In determining the value of the Partnership’s assets being purchased by the General Partner, the appraiser or appraisers shall not place any value upon the business of the Partnership, goodwill, or any other intangible Partnership asset. The value(s) of any leasehold interest(s) being acquired by the General Partner shall be determined by the appraiser(s) after taking into account the liabilities accruing under the lease in question from and after the date of the closing of the assumption of the lease by the General Partner. No value shall be placed upon any interest in respect of a lease which has terminated or upon any right which the General Partner may have in respect of the leased property after the termination of any lease. The value of any tangible personal property purchased by the General Partner shall be the book value of such property as at the closing date of such purchase, and the value of any real property purchased by the General Partner shall be its fair market value at such date as determined by the appraiser(s). In making all judgements as to value the appraiser(e) shall take into account the purposes of the Partnership as described in Section 1.4.

(d) The purchase price for any assets acquired by the General Partner in a liquidation of the Partnership may be paid by the General Partner either in cash or by a note bearing interest at the Pre-Determined Rate with the principal being amortized by level annual payments over a term of not more than five (5) years and with the unpaid principal balance from time to time outstanding bearing interest at the Pre-Determined Rate.

(e) The General Partner will seek to cause any purchase or assumption of Partnership assets or interests effected by it to be completed as promptly as practicable in order to insure an orderly liquidation of the Partnership. At the closing for any acquisition or assumption by the General Partner, the General Partner shall assume all obligations occurring from and after the closing under the lease that is being assumed or in respect of the assets being purchased, as the case may be. No purchase or assumption by the General Partner, however, shall relieve either the Partnership or any Partner of any obligation accruing prior to the closing of such purchase or assumption that it or he may have in respect of any lease or asset of the Partnership or to the Partnership or any other Partner.

(f) The rights of the General Partner under this Section 10.6 may be assigned to any Affiliate of the General Partner; provided that such Affiliate agrees in writing with the Partnership to be bound by the obligations of the General Partner under this Section 10.6.

Section 10.7 Liquidation of Remaining Assets. If the General Partner elects not to exercise its right of first refusal provided for in the preceding paragraphs as to all or any of the assets or leasehold interests of the Partnership, the Liquidator shall promptly obtain an appraisal of the assets and interests of the Partnership not purchased by the General Partner by an independent appraiser unless a prior appraisal of such assets or interests has already been obtained pursuant to Section 10.6. All of the assets and interests of the Partnership not acquired by the General Partner, if any, other than cash, shall be offered (either as an entirety or on an asset-by-asset basis) promptly for sale, upon such terms as the Liquidator shall determine using the above appraisal(s) as a guide.

The Partners, including the General Partner, and their Affiliates shall have the right to negotiate or bid on an arm’s length basis for any or all of the assets and leasehold interests being offered for sale from and after such date as is ninety (90) days after the Partnership terminates, but not before such date.

The decision to accept or reject an offer to acquire assets or interests of the Partnership shall be made solely by the Liquidator.

Section 10.8 Time Limitations on Liquidating Distributions. Nothing in this Article Eleven shall be construed to extend the time period prescribed under Section 3.3 hereof and Treas. Req. §1.704-1(b)(2)(ii)(b) for making liquidating distributions of the Partnership’s assets. In the event the Liquidator deems it impracticable to cause the Partnership to make distributions of the liquidating proceeds to the Partners within the time period described under Treas. Reg. §1.704-1(b)(2)(ii)(b), the Liquidator may make any arrangement that is considered for federal income tax purposes to effectuate liquidating distributions of all of the Partnership’s assets to the Partners within the time period prescribed in such regulation and that will permit the sale of the non-cash assets considered so distributed in a manner that gives effect, to the extent possible, to the intent of the preceding provisions of this Article Ten.

Section 10.9 Priority of Distributions of Liquidation Proceeds.

(a) If the Partnership is liquidated upon dissolution, the proceeds of liquidation and all other assets of the Partnership shall be applied and distributed in the following order of priority:

(i) in payment of the expenses of liquidation;

(ii) in payment of the debts of the Partnership to Persons other than Partners;

(iii) in pro rata payment of the indebtedness of the Partnership to the Partners;

(iv) to establish reserves deemed reasonable for the ultimate discharge of contingent, unliquidated, or unforeseen liabilities or obligations of the Partnership; and

(v) to the Partners in accordance with Section 3.3 hereof.

(vi) Subject to Sections 10.6 and 10.7, the assets of the Partnership shall be liquidated as promptly as possible so as to permit distributions in cash, but such liquidation shall be made in an orderly manner so as to avoid undue losses attendant upon liquidation. In the event that in the Liquidator’s opinion complete liquidation of the assets of the Partnership within a reasonable period of time proves impracticable, assets of the Partnership other than cash may be distributed to the Partners in kind but, without limitation, only after all cash and cash-equivalents received by the Partnership in a liquidating sale pursuant to this Section have first been distributed. Any asset distributed in kind pursuant to this Section shall be distributed to the Partners in accordance with their then positive Capital Accounts as determined after (A) reduction to reflect distributions of cash and cash-equivalents made pursuant to this Section, and (B) adjustment to reflect the manner in which the unrealized income, gain, loss and deduction inherent in such property would be allocated among the Partners (pursuant to Article Five) if there were a taxable disposition of such property for its fair market value on the date of distribution.

ARTICLE XI

REPRESENTATIONS AND WARRANTIES

Section 11.1 Representations and Warranties of the Partners. Each Partner represents and warrants to the other Partners that:

(a) It is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation.

(b) It has the corporate power and authority to execute and deliver this Agreement and to carry out the transactions contemplated hereby.

(c) The execution, delivery and performance by the Partner of this Agreement has been duly authorized by all necessary corporate action and does not contravene (A) any law applicable to the Partner or any rule, judgment, order, writ, injunction or decree of any court applicable to the Partner, (B) any rule or regulation of any administrative agency or other governmental authority applicable to the Partner, (C) the charter or by-laws of such Partner, or (D) any agreement, indenture, instrument or contract by which such Partner is bound.

(d) This Agreement, when executed and delivered by such Partner, will be the legal, valid and binding obligation of such Partner, enforceable against it in accordance with its terms.

ARTICLE XII

MISCELLANEOUS

Section 12.1 Notices. Any notice or document required or permitted to b given hereunder shall be deemed to be given on the date (a) deposited in the United States mail, postage prepaid, certified mail, return receipt requested, or (b) delivered to an internationally recognized overnight courier service, in each case, addressed to the parties hereto at the respective addresses set forth below, or at such other addresses as they have theretofore specified by written notice delivered in accordance herewith, or if to the Partnership, the address of the principal office of the Partnership.

If to STRH:	Southeast Texas Rehabilitation Hospital, Inc.
c/o Continental Medical Systems, Inc.
600 Wilson Lane, P.O. 715
Mechanicsburg, PA 17055
Attn: Deborah Myers Welsh, Esq.

With a copy to:	Continental Medical Systems, Inc.
600 Wilson Lane, P.O. 715
Mechanicsburg, PA 17055
Attn: Deborah Myers Welsh, Esq.

If to S Corp.:	Beaumont Rehab Hospital Investors, Inc.
c/o Cliff Cavett
2615 Calder Suite 400
Beaumont, Texas 77702

With a copy to:	Orgain, Bell & Tucker
470 Orleans Street
Beaumont, Texas 77701
Attn: John Creighton III

Section 12.2 Successors and Assigns. Subject to the restrictions on Transfer set forth herein, this Agreement shall bind and inure to the benefit of the parties hereto and their respective legal representatives, successors and assigns.

Section 12.3 No Oral Modifications; Amendments. No oral amendment of this Agreement shall be binding on the Partners. Any modification or amendment of this Agreement must be in writing signed by an authorized officer of the General Partner. This Agreement may not be amended by the General Partner acting singly without the consent of a majority in interest of the Partners other than the General Partner and its Affiliates except:

(a) to admit a Partner in accordance with this Agreement;

(b) as provided in Article Nine and Section 8.2(c) or as may be required by, or advisable in light of, changes to the Code or the rules and regulations promulgated thereunder or the rulings issued or eases decided thereunder; or

(c) to correct typographical, clerical or other manifest errors.

Section 12.4 Captions. Any article, section or paragraph titles or captions contained in this Agreement and the table of contents are for convenience of reference only and shall not be deemed a part of this Agreement.

Section 12.5 Terms. Common nouns and pronouns shall be deemed to refer to tie masculine, feminine, neuter, singular and plural, as the identity of the Person or Entity may in the context require. Any reference to the Code, Act or other statutes or laws shall include all amendments, modifications or replacements of the specific sections and provisions concerned.

Section 12.6 Invalidity. If any provision of this Agreement or the application thereof to any Person or circumstance shall be held invalid or unenforceable to any extent, it shall not affect in any respect whatsoever the validity of the remainder of this Agreement and the application of such provisions to other Persons or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by law.

Section 12.7 Counterparts. This Agreement may be executed in Counterparts, each of which shall be deemed an original and all of which, when taken together, shall constitute one and the same instrument, binding on the Partners, and the signature of any party to any counterpart shall be deemed a signature to, and may be appended to, any other counterpart.

Section 12.8 Further Assurances. The Partners hereto agree that they will execute and deliver, or cause to be delivered, all such instruments, and will take all such other actions, as may be reasonably required from time to time in order to effectuate the provisions and purposes hereof.

Section 12.9 Complete Agreement. This Agreement together with the subscription documents executed by Limited Partners in the Offering, which are incorporated herein by reference, constitutes the complete and exclusive statement of the agreement between the Partners with respect to the matters to which it relates. It supersedes all prior written and oral statements and no representation, statement, condition or warranty not contained in this Agreement shall be binding on the Partners or have any force or effect whatsoever.

Section 12.10 Attorneys’ Fees. If any proceeding is brought by one Partner against another to enforce, or for breach of, any of the provisions in this Agreement, the prevailing Partner shall be entitled in such proceeding to recover reasonable attorneys’ fees together with the costs of such proceeding therein incurred. Each Partner shall pay the fees of its own attorneys in connection with the negotiation, preparation and execution of this Agreement.

Section 12.11 Governing Law. This Agreement shall be construed and enforced in accordance with the laws of the State of Delaware.

Section 12.12 No Third Party Beneficiary. Any agreement to pay any amount and any assumption of liability herein contained, express or implied, shall be only for the benefit of the Partners and their respective heirs, successors and assigns, and such agreements and assumption shall not inure to the benefit of the obligees of any indebtedness or any other party, whomsoever, it being the intention of the Partners that no one shall be deemed to be a third party beneficiary of this Agreement.

Section 12.13 Limited Power of Attorney. Each Partner, including any additional or substituted Partner, by the execution of this Agreement or any counterpart thereof or by joining in agreement with respect thereto, does hereby irrevocably constitute and appoint the General Partner, each director and officer thereof, and any Person or Entity which duly becomes a substitute or additional General Partner of the Partnership in accordance with this Agreement, and each of them acting singly, in each case with full power of substitution, its or his true and lawful agent and attorney-in-fact, with full power and authority in its or his name, place and stead, to make, execute, acknowledge, swear to, deliver, file and record (a) such amendments to this Agreement and the Partnership’s Certificate of Limited Partnership as are necessary to admit substituted or additional Partners to the Partnership; (b) such documents and instruments as are necessary to cancel the Partnership’s Certificate of Limited Partnership; (c) the Certificate of Limited Partnership of the Partnership and all amendments thereto required or permitted by law or the provisions of this Agreement; (d) all certificates and other instruments deemed advisable by the General Partner to permit the Partnership to become or to continue as a limited partnership or partnership wherein the Limited Partners have limited liability in the jurisdictions where the Partnership may be doing business; (e) all fictitious or assumed name certificates required or permitted to be filed on behalf of the Partnership; (f) all other instruments which may be required or permitted by law to be filed on behalf of the Partnership; and (g) any amendment to this Agreement that is permitted hereunder. The foregoing limited power of attorney, being coupled with an interest, is hereby declared to be irrevocable, and shall survive the death, dissolution or incapacity of any Partner.

Section 12.14 Estoppels. Each Partner shall, upon not less than fifteen (15) days written notice from any Partner, execute and deliver to such other Partner a statement certifying that this Agreement is unmodified and in full force and effect (or, if modified, the nature of the modification) and whether or not there are, to such Partner’s knowledge, any uncured defaults on the part of the other Partner, specifying such defaults if any are claimed. Any such statement may be relied upon by third parties.

Section 12.15 References to Agreement. Numbered or lettered articles, sections and subsections herein contained refer to articles, sections and subsections of this Agreement unless otherwise expressly stated. The words “herein,” “hereof,” “hereunder,” “this Agreement” and other similar references shall be construed to mean and include this Partnership Agreement and all amendments and supplements thereto unless the context shall clearly indicate or require otherwise.

Section 12.16 Reliance on Authority of Person Signing Agreement. If a Partner is a trust (with or without disclosed bane curies), general partnership, limited partnership, joint venture, corporation, or any Entity other than a natural Person, the Partnership and the Partners shall:

(a) not be required to determine the authority of the Person signing this Agreement to make any commitment or undertaking on behalf of such Entity or to determine any fact or circumstance bearing upon the existence of the authority of such Entity or to determine any fact or circumstance bearing upon the existence of the authority of such Person;

(b) not be required to see to the application or distribution of proceeds paid or credited to Persons signing this Agreement on behalf of such Entity;

(c) be entitled to rely on the authority of the Person signing this Agreement with respect to the voting of the Partnership’s Interest of such Entity and with respect to the giving of consent on behalf of such Entity in connection with any matter for which consent is permitted or required under this Agreement; and

(d) be entitled to rely upon the authority of any general partner, joint venturer, trustee, or president or vice president, as the case may be, of any such Entity the same as if such Person were the Person originally signing this Agreement on behalf of such Entity.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written.

GENERAL PARTNER:

SOUTHEAST TEXAS REHABILITATION HOSPITAL, INC.

Attest:	By:	/s/ unreadable
	Title:	Vice President

LIMITED PARTNERS:

BEAUMONT REHAB HOSPITAL INVESTORS, INC.

Attest:	By:	/s/ unreadable
	Title:	President

WITHDRAWING LIMITED PARTNER:

CMS DEVELOPMENT AND MANAGEMENT COMPANY, INC.

Attest:	By:	/s/ unreadable
	Title:	Vice President

GLOSSARY OF DEFINED TERMS

BEAUMONT REHAB ASSOCIATES LIMITED PARTNERSHIP

Agreement of Limited Partnership

dated as of March 27, 1991

Term	(Definition or Section in which definition appears)

Act	The Delaware Revised Uniform Limited Partnership Act (6 Del. C. §17-101 et. seq.) as from time to time amended and any successor statute.

Additional Capital Contribution	Section 2.4

Affiliate	A Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with the Person ingestion and any officer, director, trustee, employee, stockholder (ten percent or more) or partner of any Person referred to in the preceding clause. For purposes of this definition, the term “control” means the ownership of ten percent or more of the beneficial interest of the voting power of the appropriate Entity.

Agreement	Preamble

Capital Account	Section 3.2

Capital Call	Section 2.2

Capital Contribution	Any amount of cash, property, or services contributed by a Partner to the Partnership in respect of its equity interest therein in accordance with the Partnership Agreement.

Cash Flow	Section 4.1(b)

Cash Management Account	Section 6.1

CMS	Section 2.9

Code	The Internal Revenue Code of 1986, as from time to time amended (and corresponding provisions of any successor statute) and all published rules, rulings and regulations thereunder.

Control Transaction	Section 8.7

Defaulting Partner	Section 2.8

Entity	Any general partnership, limited partnership, corporation, joint venture, trust, business trust, limited liability company, cooperative or association.

Effective Date	Section 8.10

Event of Bankruptcy	As to the Partnership or a Partner:

-        filing a voluntary petition in bankruptcy or for reorganization or for the adoption of an arrangement under the Bankruptcy Code (as now or in the future amended) or an admission seeking the relief therein provided;

- making a general assignment for the benefit of its creditors; consenting to the appointment of a receiver for all or a substantial part of its property;

- in the case of the filing of an involuntary petition in bankruptcy, an entry of an order for relief;

- the entry of a court order appointing a receiver or trustee for all or a substantial part of its property without its consent; or

- the assumption of custody or sequestration by a court of competent jurisdiction of all or substantially all of its property.

Event of Dissolution	Section 10.1

Fiscal Year	Section 1.7

General Partner	Southeast Texas Rehabilitation Hospital, Inc. and any other Person or Entity that becomes a General Partner of the Partnership in accordance with this Agreement.

General Partnership Interest	Any equity interest held by any Person or Entity as a General Partner of the Partnership.

Hospital

Initial Capital Contribution	Section 2.2

Legal Provisions	Section 8.2

Limited Partner	Any Person or Entity that becomes a Limited Partner of the Partnership in accordance with the Agreement.

Limited Partnership Interest.	Any equity interest in the Partnership held by any person or Entity as a limited partner.

Liquidator	Section 10.3

Loan Call	Section 2.2

Loss Items	Section 5.2

Mandatory Additional Capital Contribution	Section 2.2

Mandatory Partner Loan	Section 2.2

Management Contract	Section

Managing General Partner	Section 9.1

Minimum Gain Chargeback	Section 5.2

non-Defaulting Partner	Section 2.8

Notice of Participation	Section 6.8

Notice of Sale	Section 8.2

Optional Additional Capital Contribution	Section 2.4

Optional Partner Loan	Section 2.4

Partner	Any person or entity that becomes a Partner of the Partnership in accordance with the Partnership Agreement.

Partner Loan	Section 2.4

Partnership	Section 1.1

Partnership Interest	The entire ownership interest of a Partner in the Partnership at any particular time, including the right of such Partner to any and all benefits to which a Partner may be entitled as provided in this Agreement and in the Act, together with the obligations of such Partner to comply with all the terms and provisions of this Agreement and of the Act.

Percentage Interest	Section 3.1

Person	Any individual or Entity, and the heirs, executors, administrators, legal representatives, successors and assigns of such Person where the context so admits; and, unless the context otherwise requires, the singular shall include the plural, and the masculine shall include the feminine and the neuter and vice versa.

Pre-Determined Rate	Section 2.2

Tag Along Partner	Section 8.6

Take Along Partner	Section 8.7

Tax Matters Partner	Section 7.4

Termination Date	Section 1.5

Treas. Reg.	Section 3.1

Transfer	Section 8.1

Selling Partner	Section 8.2

S Corp	Preamble

STRH	Preamble

Withdrawal Amount	Section 8.10

Withdrawing Limited Partner	Preamble